

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

July 28, 2006

By Facsimile and U.S. Mail

Mr. Roy E. Green
Chief Financial Officer
Cygne Designs, Inc.
11 West 42nd Street
New York, New York 10036

> **Re:** **Cygne Designs, Inc.**
> **Form 10-K and 10-K/A for the calendar year ended January 31, 2006**
> **Filed May 1, 2006**
> **Form 10-Q for the quarter ended April 30, 2006**
> **Filed June 14, 2006**
> **File No.'s 000-22102**

Dear Mr. Roy E. Green:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K and Form 10-K/A filed for the year ended January 31, 2006

Item 7. Management's Discussion and Analysis

Selling, General and Administrative Expenses, page 27

1. Please tell us and disclose the nature and amount of the various expenses comprising the increase of $6,731,000 attributable to the acquired business. For example, quantify the amount, if any, related to the distribution agreement.

Other Expense, page 28

2. We note your disclosure with regards to the $175,000 of unrealized losses on marketable securities due to permanent impairment of the value. In accordance with SFAS No. 115 paragraph 16, if an impairment is considered other than temporary the loss should be realized. Please revise your disclosure or advise us as to how you reached your conclusion.

3. Please expand your disclosure to explain how you reached the conclusion that your securities were permanently impaired. Please provide additional information, in narrative form, that allows financial statement users to understand the quantitative disclosures and the information that you considered (both positive and negative) in reaching your conclusion. This could include: the nature of the investment; the cause of the impairment; the number of investment positions that are in an unrealized loss position; the severity and duration of the impairment; and other evidence you considered in reaching your conclusion such as the volatility of the security's fair value. See EITF No.03-1, *The Meaning of Other Than Temporary and its Application to Certain Investments*.

Pro forma non-GAAP financial measures, page 32

4. We note you have included the impairment of fixed assets in your determination of EBITDA. EBITDA represents earnings before interest, taxes, depreciation and amortization and should not be referred to as such when other items are included in the measurement. Please advise or revise your characterization of your non-GAAP measure accordingly. See Item 10 of Regulation S-K and Question 14 of the staff's Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Liquidity and Capital Resources, page 32

5. Please enhance your liquidity discussion to include the substantive reasons for the changes in the components of cash provided by operating activities. In addition to

listing the line items that appear in the cash flows statement, discuss the primary factors that drive current and future cash flows. See Codification of Financial Reporting Releases 501.13.b and 501.13.b.1.

Item 9A. Controls and Procedures, page 39

6. Please note that Item 308(c) of Regulation S-K requests disclosure of *any* changes in a company's internal control over financial reporting occurring during the last quarter that have materially affected or are reasonably likely to materially affect, the company's internal control over financial reporting. Please confirm that there were no changes in your internal controls over financial reporting that occurred during your last fiscal quarter that materially affected, or were reasonably likely to materially affect, the company's internal control over financial reporting except for the new controls added due to the acquisition. In this regard, please revise to describe the changes made as it is not clear what changes were made from your description of the changes as "new." See the staff's Management's Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports Frequently Asked Questions, revised October 6, 2004.

Financial Statements

7. Revise the face of your financial statements to disclose related party transactions as required by Rule 4-08(k)(1) of Regulation S-X.

Consolidated Balance Sheets, page F-4

8. Please tell us your basis for netting advances due to factor against receivables due from the factor as disclosed in Note 5. We note the advances are secured by substantially all of your property indicating the right of setoff does not exist. See FIN 39. See also Rule 5-02.19(2) of Regulation S-X which requires separate balance sheet presentation of amounts due to factors.

Consolidated Statements of Cash Flows, page F-7

9. Please tell us how you are reflecting the sale of accounts receivable to the factor. If, as we assume, your factor applies cash received from your customers to reduce advances, you should reflect a financing cash outflow to reflect the repayment of a borrowing consistent with paragraph 20.b. of SFAS 95, which it appears you have done, and an operating cash inflow to reflect the receipt of cash as a result of collection or sale of the receivables consistent with paragraph 22.a. of SFAS 95. Please advise and revise as appropriate.

Mr. Roy E. Green
Cygne Designs, Inc.
July 28, 2006
Page 4

Note 1. Significant Accounting Policies, page F-9

10. We note your disclosure on page eight regarding claims that may be made by the U.S. Bureau of Customs and Border Protection for duties and charges. Please include disclosure of how you account for the duties and/or other charges including the line item the amounts are recorded in the financial statements

Note 2. Acquisition of Company, page F-14

Goodwill and Intangible Assets, page F-15

11. You disclose on page F-14 that the primary reason for the purchase was to expand your revenue base with a larger customer base. Please tell us what consideration was given to allocating a portion of the purchase price to a customer list, customer contracts and customer relationships. Tell us how you determined the criteria for recognition apart from goodwill had not been met, if true. Reference is made to SFAS 141.

Registration Rights Agreement, page F-16

12. We note your disclosure with regards to the filing of a Registration Statement with the SEC in which you are undertaking all reasonable efforts to have declared effective no later than May 1, 2006, or July 1, 2006, if subject to a "full review." In addition we note your disclosure in Form 10-Q for the period ended April 30, 2006, on page 18, paragraph four, of your intention to file a registration to be declared effective by June 30, 2006.   We assume you are referring to the Form S-2 filed on September 23, 2005 that the staff advised you would not be reviewed. Please refer to our letter dated to you September 30, 2005. If our understanding is correct, please revise to update your disclosure in both Forms, 10-K and 10-Q, accordingly including, but not limited to, stating when the registration was filed. If our understanding is not correct please explain. Also, please tell us if the registration referred to here is the same registration statement you refer to on page 18 where you disclosed a registration statement for 11,928,571 shares. Further, we are aware of the liquidated damages clause whereby, Cygne is required to pay Diversified 0.05% of the value of the securities to be registered at each "event date", as defined in your Form S-2 filed September 23, 2005. Please disclose the liquidated damages recorded on balance sheet or explain your basis in GAAP for not recording a contingent liability. Reference is made to SFAS No. 5.

13. The last sentence of Registration Rights Agreement paragraph on page F-16 refers to Note 12 for subsequent amendments. Note 12 does not appear to support any amendments with regards to the Registration Rights Agreements. Please explain or revise your disclosure.

Supply Agreement, page F-16

14. We note from your discussion that you have a Supply Agreement with AZT
    International whereby you have agreed to advance AZT 50% of any outstanding
    purchase orders exceeding $7.5 million. As of January 31, 2006, outstanding
    orders, as disclosed on page 37, were $27,257,000. As of the same date only
    $1,272,000 in advances to AZT were made. Please disclose your planned
    payment terms for the outstanding advances owed AZT per the agreement and the
    impact to the company if the advances are not provided as agreed.   Explain why
    you have decided not to include the contractual commitment as part of the tabular
    chart on page 36.

Note 5. Credit Facilities, page F-19

15. Please explain the provisions for allowances and returns as it relates to the
    factoring agreement. In this regard we note that the receivables are sold to
    Milberg without recourse with respect to those receivables which are acceptable.
    Please tell us if the allowance of $2,502,000 is in addition to the allowance
    disclosed in Schedule II. If so, please also disclose the changes in the allowance
    for factored receivables and revise your disclosures to distinguish between
    factored accounts receivable and non-factored accounts receivable.

16. Please expand your disclosure regarding the factoring agreement to indicate
    whether or not the factor is responsible for collection, assumes all credit risk, and
    obtains all of the rights and remedies against the company's customers for those
    receivables sold without recourse. Further, address when payment is due from the
    factor, that is, upon the earlier of the payment of the receivable to the factor by the
    customer or at some other point in time.

Note 6. Inventories, page F-20

17. Please advise us of your accounting basis for including prepayments in inventory
    or revise. Include in your response whether title has transferred and if you have
    assumed the significant risks of ownership when you prepay.

Note 12. Related Party Transactions, page F-26

18. Reference is made to the sixth paragraph and the last sentence. Please disclose
    what amount of the apparel purchased from Diversified Apparel under the
    arrangement for the year ended January 31, 2006 in the amount of $10,536,000 is
    included in inventory at January 31, 2006.

Note 14. Income Taxes, page F-29

Tax Audits, page F-31

19. Please update us as to the nature and status of the audit being performed by the Guatemalan Internal Revenue Service. Explain why there has been no activity since 2001 and when you expect the matter to be closed.

Exhibits 31.1 and 31.2

20. The wording in each certification should be in the exact format provided by Item 601 of Regulation S-B. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the year ended January 31, 2006 and April 30, 2006.

Form 10-Q for the quarterly period ended April 30, 2006

Note 13. Subsequent Event, page 20

21. We note from page 17 and 26 of the Form 10-K that Mr. Guez became the principal stockholder as a result of the transaction on July 31, 2005 and controlled approximately 49% of the outstanding stock. Please tell us and expand your disclosure to indicate Mr. Guez's percentage ownership in the company subsequent to the closing of the transaction on May 12, 2006.   Also, clearly disclose the extent of Mr. Guez's control of Innovo, Azteca Productions, Sweet Sportswear LLC, AZT International, and Diversified Apparel Resources. See SFAS No. 57.

    Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Stringer, at (202) 551-3272 or Donna Di Silvio, at (202) 551- 3202. Other questions may be directed to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief

cc: Paul Jacobs, Esq., Fulbright & Jaworski L.L.P.